

Mail Stop 3720

August 13, 2009

J.P. Hannan
Vice President and Interim Chief Financial Officer
Cumulus Media Inc.
3280 Peachtree Road, N.W.
Suite 2300
Atlanta, GA 30305

Re: Cumulus Media Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
Filed March 16, 2009
And Documents Incorporated by Reference
File No. 000-24525

Dear Mr. Hannan:

    We have completed our review of your filings and have no further comments at
this time.

                                        Sincerely,
                                        /s Jessica Plowgian for

                                        Larry Spirgel
                                        Assistant Director